Exhibit 99.1

Kamada Provides Updated Full-Year 2018 Revenue Guidance
As result of the recent labor strike part of 2018 shipments are likely to be delayed to early 2019
Subsequent update and full-year 2019 revenue guidance to be provided later this year

REHOVOT, Israel – August 29, 2018 -- Kamada Ltd. (Nasdaq: KMDA) (KMDA.TA), a plasma-derived protein therapeutics company, today announced that, as a result of the recently settled labor strike at its Beit Kama production facility in Israel, part of its 2018 planned product shipments are likely to be delayed and supplied in early 2019.  As a result, the Company is revising its full-year 2018 revenue guidance from the previously provided range of $116 million to $120 million to a range of $102 million to $108 million.

The Company intends to provide a subsequent update and its full-year 2019 revenue guidance during the fourth quarter of 2018, which is expected to be based on continued growth in GLASSIA® and KEDRAB® sales in the U.S.

“Following the conclusion of the labor strike, we are ramping up production at our plant,” said Amir London, Kamada’s Chief Executive Officer.  “We will be working diligently to expedite the manufacturing and shipments of products before the end of 2018. While we are aiming to meet our original full year 2018 sales forecast of $116 million to $120 million, we believe it is prudent to update the annual outlook to a range of $102 million to $108 million at the present time.  It is anticipated that 2018 sales shortfalls resulting from delayed shipments due to the labor strike will be supplied and recorded in early 2019.  As a reminder, the strike had no impact on the market availability of GLASSIA® or KEDRAB®. We believe that the new four-year collective bargaining agreement to be entered among the Company, the Employees’ Committee of Kamada’s Beit Kama production facility and the Histadrut - General Federation of Labor in Israel, will allow us to maintain suitable labor relations and mitigate such additional production disruptions.”

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of six other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, its intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017 and was launched in the US during Q1-2018. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding Kamada’s updated full-year 2018 total revenue guidance, the revised timing of the delayed 2018 shipments, the financial effects of the strike, the Company’s projections with respect to the effect on 2019 revenues, the timing of the 2019 revenue guidance publication and the Company’s ability to secure a new collective bargaining agreement and its effect on future activities.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, those risk factors set forth in Kamada’s Form 20-F for the period ended December 31, 2017, including specifically the risk factor in the Form 20-F entitled: “We have entered into a collective bargaining agreement with the employees' committee and the Histadrut (General Federation of Labor in Israel), and we could incur labor costs or experience work stoppages or labor strikes as a result of any disputes in connection with such agreement.” The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com